

Mail Stop 3233

December 22, 2015

Via E-mail
Mr. Todd M. Sakow
Chief Financial Officer
Carter Validus Mission Critical REIT II, Inc.
4890 West Kennedy Blvd., Suite 650
Tampa, FL 33609

> **Re:** **Carter Validus Mission Critical REIT II, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2014**
> **Filed March 26, 2015**
> **File No. 333-191706**

Dear Mr. Sakow:

We have reviewed your filing and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to our comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to our comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2014

General

1. In future Exchange Act periodic reports, please describe how you monitor tenant credit quality and identify any material changes in quality.

Results of Operations, page 64

2. In future Exchange Act periodic reports, please address the relative impact on period to period changes of same store and non-same store performance. Within same store, please address the relative impact of occupancy and rent rate changes. Also, please include how you define your same store pool.

Note 2 – Summary of Significant Accounting Policies

Allocation of Purchase Price of Real Estate, page F-9

3. We note you determine that properties acquired without an existing lease in place are accounted as an asset acquisition. With regard to your healthcare property asset acquisitions, please clarify for us if you are purchasing anything other than land and building, such as, but not limited to, medical records, medical equipment and licenses. To the extent you are purchasing additional items, please tell us how you determined these acquisitions are asset acquisitions. Within your response, please reference the authoritative accounting literature management relied upon.

Form 10-Q for Fiscal Quarter Ended September 30, 2015

Note 11. Business Combinations, page 15

4. Regarding your acquisitions in 2015 and 2014, please tell us how you complied with the requirements of Rule 3-05 and Rule 3-14 of Regulation S-X, as applicable, in providing the required financial information associated with them. Within your response, please provide your significance test calculations. Also, please clarify the nature of the properties acquired and how you considered if they were in the scope of Rule 3-05 or Rule 3-14. Please also clarify if these properties are subject to net leases.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Paul Cline, Staff Accountant, at (202) 551-3851 or me at (202) 551-3295 if you have questions regarding comments on the financial statements and related matters. Please contact Sandra Hunter, Staff Attorney, at (202) 551-3758 or Tom Kluck, Branch Chief, at (202) 551-3233 with regard to legal comments.

Sincerely,

/s/ Jennifer Monick

Jennifer Monick
Assistant Chief Accountant
Office of Real Estate & -
   Commodities